UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K [_] Form 10-Q [_]
             [_] Form 10-D  [_] Form N-SAR [_] Form N-CSR

         For Period Ended:  December 31, 2007
                            ----------------------------------------------------
         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [_]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR
         For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I -- REGISTRANT INFORMATION

Anthracite Capital, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

40 East 52nd Street
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Address of Principal Executive Office (Street and Number)

New York, New York  10022
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)  The reason described in reasonable detail in Part III of this form
      |       could not be eliminated without unreasonable effort or expense;
[X]   |  (b)  The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |       portion thereof, will be filed on or before the fifteenth calendar
      |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q or subject distribution
      |       report on Form 10-D, or portion thereof, will be filed on or
      |       before the fifth calendar day following the prescribed due date;
      |       and
      |  (c)  The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Anthracite Capital, Inc. (the "Company") became a "large accelerated filer" for the first time in 2007, accelerating the due date for the filing of its Annual Report on Form 10-K for the year ended December 31, 2007 (the "10-K") by fifteen days. While the Company has worked diligently and expended significant resources with the goal of completing the closing process and preparation of financial information for 2007 in time to permit its independent registered public accounting firm to complete the annual audit by February 29, 2008 and the filing of the 10-K on the same date, it was not able to accomplish this goal. Management expects to file the 10-K on or around March 11, 2008 and in no event later than March 14, 2008.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      James J. Lillis                212                      810-3333
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          (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           Yes [X]    No[_]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes [_]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Anthracite Capital, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  February 29, 2008                   By:        /s/ James J. Lillis
       -----------------                       ---------------------------------
                                               Name:  James J. Lillis
                                               Title: Chief Financial Officer
                                                      and Treasurer

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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